UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated February 14, 2014

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-           .

This Report on Form 6-K contains a stock exchange announcement dated 13 January 2014 entitled ‘Vodafone concludes tender for statutory audit’.

13 February 2014

At:15:00

RNS:0180A

Vodafone concludes tender for statutory audit

Vodafone Group Plc (“Vodafone”) today announces the conclusion of the formal tender process for its statutory audit contract.  Following completion of the audit of the Group’s accounts for the year ending 31 March 2014, PricewaterhouseCoopers LLP will be appointed as Vodafone’s statutory auditor, subject to approval by shareholders at the AGM.

Nick Land, Chairman of the Vodafone Audit and Risk Committee, said: “We thank Deloitte LLP for their significant contribution as Vodafone’s auditors and we look forward to working with PricewaterhouseCoopers LLP going forward.”

- ends -

For further information:

Vodafone Group

Investor Relations	Media Relations

Tel: +44 (0) 7919 990 230	Tel: +44 (0) 1635 664444

Notes to the Editors

1.         The Audit and Risk Committee of Vodafone Group Plc initiated an audit tender in compliance with the provisions outlined in the UK Corporate Governance Code and having considered the notes on best practice issued by the Financial Reporting Council in July 2013.

2.         Deloitte withdrew from the tender at the preliminary stage of the process noting the longevity of their appointment having been the Company’s auditors since its stock market listing.

3.         There are no matters in connection with Deloitte’s prospective resignation as auditors which, in the view of the Board, need to be brought to the attention of shareholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: February 14, 2014	By:	/s/ R E S MARTIN
	Name:	Rosemary E S Martin
	Title:	Group General Counsel and Company Secretary